October 1, 2024

Graham Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, Texas 75024

       Re: Finance of America Companies Inc.
           Preliminary Information Statement on Schedule 14C
           Filed September 17, 2024
           File No. 001-40308
Dear Graham Fleming:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1. We note that it appears that the approval of the issuance of up to 5,454,546 shares of your Class A Common Stock is intended to facilitate the issuance of certain exchangeable notes expected to be issued by Finance of America Companies Inc, your subsidiary, which notes are convertible into such Class A Common Stock. Given that this proposal involves the approval by shareholders of the issuance of additional securities "otherwise than for exchange for outstanding securities," please revise your disclosure to include the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule
       14A. Refer to Note A to Schedule 14A which applies to you through Item 1 of Schedule
       14C.
Description of the Transactions and Exchangeable Notes
Effect of the Transactions upon Rights of Existing, page 7

2. Please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described. This disclosure should describe in particular
 October 1, 2024
Page 2

       the dilutive impact on existing shareholders of the issuance of common stock upon conversion of the exchangeable notes. Include disclosure in this section that provides the amount of the dilutive effect of this issuance on the book value per share of your common
       stock and the percentage by which the existing shareholders   ownership
will decrease
       upon this issuance. Refer to Item 11(d) of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance